Maxpro FitTech, Inc.



ANNUAL REPORT

71 Walnut Blvd.

Rochester, MI 48307

(765) 348-5788

https://maxprofitness.com/

This Annual Report is dated April 14, 2025.

BUSINESS

Overview

Maxpro FitTech, Inc. ("MAXPRO" or the "Company") was founded on the belief that fitness and good health should be accessible to more people around the world. In the first 30 months since the start of product shipments, MAXPRO has built an enthusiastic global community of over 25,000 customers in 56 countries by promoting freedom, fitness, and fun. Customers love MAXPRO's unmatched portability and versatility... allowing people of varied fitness levels to get a full gym workout practically anywhere, anytime, and earning MAXPRO earning MAXPRO a slice of the $1.5 trillion spent globally on an annual basis on wellness with over $25M in revenue in that same time frame. MAXPRO has built an expansive digital experience on top of an innovative hardware platform. At the heart of the hardware ecosystem is the award-winning, portable, and connected SmartConnect Cable system which incorporates the patent-pending PowerClutch technology and provides a complete gym workout at incredibly high resistance levels (5-300lbs) anywhere and anytime. MAXPRO's onboard sensors relay extensive workout data to the MAXPRO coaching app which provides performance tracking, workout metrics, and world-class coaching in a fun and engaging style.

MAXPRO counts NBA Hall of Famer Shaquille O'Neil as a minority owner and was featured on Shark Tank in December 2021 where the Founder, Nezar, received offers from two sharks as one of the highest first year revenue companies to appear on the show's 13-year run.

Source for $1.5 trillion spending: *https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/how-to-thrive-in-the-global-wellness-market*

Business Model

MAXPRO makes money through the sales of its Connected MAXPRO SmartConnect Hardware and Accessories with an average order value of $950 and through a monthly subscription model to our Coaching App at $9.99/mo or $7.99/mo with a commitment to a yearly subscription.

MAXPRO has strived for organic growth and fiscal responsibility seeking positive cash flow and profitability in the near future. In order to reach its current state, it has been funded by both equity and debt partners. Currently, the Company has utilized revenue financing through Decathlon Alpha IV L.P. to fund inventory purchases. The $2M loan was issued in November of 2021 with an effective annual rate of 17% and a maturity date of April 2026. The aggregate interest and principal will amount to $4M and are currently paid at a rate of 2.75% of monthly sales.

Corporate Structure & Related Entities

The Company was initially organized as MAXFIT-GO, LLC, a Michigan limited liability company on 1/29/2019. The Company underwent a name change to MAXFITPRO, LLC on 2/5/2019. Then on 10/29/2019, its name changed again to MAXPRO Fitness, LLC.

On 6/30/2023 MAXPRO Fitness, LLC transferred its assets and liabilities to a new Delaware corporation, Maxpro FitTech, Inc., a Delaware corporation that was incorporated on 6/09/2023.

Maxpro FitTech, Inc. is currently the 100% wholly owned subsidiary of MAXPRO Fitness, LLC, which is managed and principally owned by Nezar Abu-Akeel.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 40,000,000

Use of proceeds: Corporate founding, initial sale of LLC's assets & liabilities

Date: June 30, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

2024 reflected our deliberate trade-off between margins and market share, positioning the company for scalable growth. While short-term profit was impacted by lower ASV and fulfillment costs, our long-term value proposition strengthened.

- SC Unit Sales: 9,306 units (+24% YoY) — all-time high.
- Net Sales: $7.32M (+7% YoY) — highest since 2021.
- Gross Margin: 48% (vs 56% LY) — impacted by pricing strategy, higher returns, and shipping costs.
- ROAS: 3.6 (vs 3.3 LY) — back to 2021 levels.
- Contribution: $1.17M (-20% YoY) — lowest since 2020.
- Operating Expenses: $1.39M (-33% YoY) — best ever.
- EBITDA: -$225K (-2.5% of sales), up from -$612K in 2023. A 64.9% improvement YoY.
- Net Income: -$992K, a 23% improvement from 2023.

We expect meaningful recovery in 2025 as supply chain cost savings materialize, with SmartConnect landed cost reductions of up to 25% and 50% lower accessory costs boosting margins.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $351,523.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Decathlon Alpha IV L.P
Amount Owed: $$3,340,310.81
Interest Rate: 17.0%

Maturity Date: April 17, 2026

On October 25, 2021, the Company entered into a revenue loan financing agreement with Decathlon Alpha IV L.P. in the aggregate amount of $4,000,000. The maturity date is defined as the earlier of (i) April 17, 2026, or (ii) immediately prior to a Change of Control. The repayment amount would be equal to (i) the actual amount advanced (the "Amount Advanced") to the Company, plus (ii) the Interest which is in the range of 0.3-1 multiple of the amount advanced. On the 15th day of each month (or the next business day if the 15th is not a business day), the Company will be required to pay to the Lender, by wire transfer or Automated Clearing House (ACH) transfer, an amount equal to the product of (x) all revenue or gross receipts received by the Company from any source, multiplied by (y) the Applicable Revenue Percentage (until December 31, 2023 revenue percentage is 2.25%, whereas between January 1, 2024, and the maturity date is 2.5%). The first Monthly Payment was due December 15, 2021. As of December 31, 2024, the total outstanding amount of the loan was $2,499,288 plus $841,023 of accrued interest, both classified under current liability.

Creditor: Japan Plastic Technologies
Amount Owed: $302,078
Interest Rate: 1.4%
Maturity Date: March 31, 2024

Creditor: Shopify Inc.
Amount Owed: $414,287
Interest Rate: 9%
Maturity Date: TBD - Paid by 13% percent of daily revenues

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nezar Abu-Akeel

Nezar Abu-Akeel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Board Director and CEO

Dates of Service: January, 2019 - Present

Responsibilities: Founder and CEO raising funds to further company growth. Nezar receives $120,000 in annual salary and works approximately 65 hours a week in these roles.

Other business experience in the past three years:

Employer: Japan Plastics Technologies

Title: Chairman and Owner

Dates of Service: November, 2016 - Present

Responsibilities: Largely focused on monthly board meeting reviews of company performance. Nezar works approximately half an hour per week for this company.

Other business experience in the past three years:

Employer: MAXPRO Fitness LLC

Title: Founder and CEO

Dates of Service: January, 2019 - Present

Responsibilities: Overall management of the business, strategy, product development and general affairs of the company including investor relations. Nezar spends minimal time working for this company.

Name: Sabrina Wescott

Sabrina Wescott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Marketing & Customer Service

Dates of Service: July, 2019 - Present

Responsibilities: As MAXPRO's Director of Marketing I managing all aspects related to the production and implementation of any given campaign for various channels. I am responsible for strategizing and analyzing and leading their team while making sure everything runs smoothly from start to finish. Sabrina receives $90,000 in annual salary.

Name: Michael Kelley

Michael Kelley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: March, 2020 - Present

Responsibilities: Everything from bookkeeping, payroll and A/P to Financial Reporting and Modeling. Mike does not receive compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: MaxPro Fitness, LLC (Managed and principally owned by Nezar Abu-Akeel)
Amount and nature of Beneficial ownership: 40,000,000
Percent of class: 99.53

Title of class: Common Stock
Stockholder Name: StartEngine
Amount and nature of Beneficial ownership: 187,878
Percent of class: .47

RELATED PARTY TRANSACTIONS

Name of Entity: Akeel Holdings LLC
Names of 20% owners: Nezar Abu-Akeel
Relationship to Company: Vendor and Creditor
Nature / amount of interest in the transaction: Entity owned by Director
Material Terms: MAXPRO rents office space from Akeel Holdings at 71 Walnut Blvd, Rochester, MI. Also has used as late as 2022, the Akeel Holdings American Express credit card for expenses related to MAXPRO Fitness

Name of Entity: Japan Plastics Technologies
Names of 20% owners: Nezar Abu-Akeel
Relationship to Company: Vendor
Nature / amount of interest in the transaction:
Material Terms: Engineering, product development support, and potential manufacturing of maxpro products

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 42,000,000 with a total of 40,000,000 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our MaxPro Fitness product line. Delays or cost overruns in the development of our MaxPro Fitness product line and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MaxPro Fitness, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on MaxPro Fitness, Inc. could harm our reputation and materially negatively impact our financial condition and business. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The Chief Executive Officer currently splits his time between working for MaxPro FitTech and another company The CEO of MaxPro FitTech, Inc. (Nezar Abu-Akeel) currently works as Chairman for another, unrelated company Japan Plastics Technologies, providing oversight and management in addition to his work for MaxPro FitTech. Although Nezar's work for Japan Plastics Technologies requires a minimal amount of his overall time, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2025.

Maxpro FitTech, Inc.

By   /s/ *Nezar Akeel*

      Name: <u>MAXPRO FITTECH INC.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Nezar Akeel, the CEO of MAXPRO FitTech, Inc hereby certify that the financial statements of MAXPRO FitTech, Inc and notes thereto for the period ending December 31, 2024, the second year of incorporation, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately but is subject to change based on final tax filings to be completed.

For the year 2024 the amounts reported on our tax returns were total income of -$1,249,613 taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/13/2025

Founder and CEO

04/13/2025

MAXPRO FITNESS LLC

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
ASSETS		
Current Assets		
Bank Accounts		
5000 Checking Account	155,750.18	-108.80
5000.1 Checking 7789	164,747.84	192,685.00
5000.2 Checking 8869		60,000.00
5001 PayPal Account	16,250.12	0.00
5002 Amazon	52,743.30	98,947.20
5003 Amazon Payments	0.00	0.00
5999 Funds In Transit	0.00	0.00
Total Bank Accounts	**$389,491.44**	**$351,523.40**
Accounts Receivable		
6000 A/R	82,467.06	92,531.06
Total Accounts Receivable	**$82,467.06**	**$92,531.06**
Other Current Assets		
7000 Inventory	532,499.30	836,930.30
7998 Prepaid Inventory	510,900.56	284,371.20
8000 Undeposited Funds	0.00	0.00
8005 Research & Development Asset	0.00	0.00
8006 Prepaid Insurance	32,265.35	1,398.36
8007 Member Loan - Nezar	0.00	0.00
Section 357 Inventory Adjustment	0.00	0.00
Section 357 Prepaid Inventory Adjustment	257,091.56	0.00
StartEngine-Receivable	24,360.53	0.00
Total Other Current Assets	**$1,357,117.30**	**$1,122,699.86**
Total Current Assets	**$1,829,075.80**	**$1,566,754.32**
Fixed Assets		
9000 Amortized Tooling	311,841.40	574,046.40
9001 Non-Amortized Tooling	161,586.58	165,316.58
9002 Tooling Depreciation	-230,098.32	-375,052.22
Section 357 Fixed Asset Adjustment	647,573.00	647,573.00
Total Fixed Assets	**$890,902.66**	**$1,011,883.76**
Other Assets		
7999 Warehousing Security Deposit	39,928.44	39,928.44
9100 Intellectual Property	40,000.00	40,000.00
9100.1 Section 357 Intellectual Property Adjustment	82,021.46	82,021.46
Total 9100 Intellectual Property	**122,021.46**	**122,021.46**
Total Other Assets	**$161,949.90**	**$161,949.90**
TOTAL ASSETS	**$2,881,928.36**	**$2,740,587.98**

MAXPRO FITNESS LLC

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
9500 A/P	815,857.19	1,331,619.76
Total Accounts Payable	**$815,857.19**	**$1,331,619.76**
Credit Cards		
9503 Akeel Holdings LLC Loan	-1,802.34	-1,802.34
9504 Akeel Holdings AMEX	0.00	0.00
9505 AMEX Plum	11,300.00	13,686.00
9506 Clearco	0.00	0.00
9507 Gourmet Growth	0.00	0.00
9509 Kickfurther	0.00	0.00
9509.1 Kickfurther Interest	0.00	0.00
Total 9509 Kickfurther	**0.00**	**0.00**
Total Credit Cards	**$9,497.66**	**$11,883.66**
Other Current Liabilities		
9508 Decathlon	2,499,288.11	2,499,288.11
9508.1 Decathlon Interest	567,374.48	841,022.70
Total 9508 Decathlon	**3,066,662.59**	**3,340,310.81**
9511 Shopify Capital	18,980.81	0.00
9511.1 Shopify Capital Interest	1,518.47	0.00
Total 9511 Shopify Capital	**20,499.28**	**0.00**
9512 JP Tech Loan	119,003.54	300,000.00
9512.1 JP Tech Loan Interest	5,950.18	2,078.00
Total 9512 JP Tech Loan	**124,953.72**	**302,078.00**
9513 Shopify Capital # 2	422,000.00	0.00
9513.1 Shopify Capital #2 Interest	46,420.00	0.00
Total 9513 Shopify Capital # 2	**468,420.00**	**0.00**
9514 Shopify Capital #3		0.00
9514.1 Shopify Capital #3 Interest		0.00
Total 9514 Shopify Capital #3		**0.00**
9515 Shopify Capital #4		380,079.74
9515.1 Shopify Capital #4 Interest		34,207.16

MAXPRO FITNESS LLC

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Total 9515 Shopify Capital #4		**414,286.90**
9600 Customer Prepayments	90,993.55	0.00
9601 Discount Accrual	-4,323.79	0.00
9602 Fee Accrual	6,942.85	0.00
9603 Refunds Accrual	425.84	0.00
9700 Fulfillment Accrual	-18,619.99	-21,001.99
9704 Sales Tax Payable	46,982.36	57,473.01
9705 Tooling Payable	57,578.57	20,789.02
9706 Accrued Wages	0.00	0.00
9707 S/T N/P John Gunn	85,814.99	89,538.32
9707.1 Jack Gunn Note Interest	0.00	1,613.18
Total 9707 S/T N/P John Gunn	**85,814.99**	**91,151.50**
9708 JP Tech Amortized Payable		410,007.00
Total Other Current Liabilities	**$3,946,329.97**	**$4,615,094.25**
Total Current Liabilities	**$4,771,684.82**	**$5,958,597.67**
Long-Term Liabilities		
9750 L/T N/P John Gunn	280,438.57	201,798.13
Total Long-Term Liabilities	**$280,438.57**	**$201,798.13**
Total Liabilities	**$5,052,123.39**	**$6,160,395.80**
Equity		
0000 Retained Earnings	-2,011,970.27	-2,323,665.03
0001 Partner Contribution-Jack Gunn	0.00	0.00
0002 Partner Distributions-Nezar	0.00	0.00
0003 Partner Contributions-Lex Cap LLC	0.00	0.00
0005 StartEngine	0.00	0.00
Common Stock	187,878.00	187,878.00
Discount on Shares	-34,408.00	-34,408.00
Total Common Stock	**153,470.00**	**153,470.00**
Net Income	-311,694.76	-1,249,612.79
Total Equity	**$ -2,170,195.03**	**$ -3,419,807.82**
TOTAL LIABILITIES AND EQUITY	**$2,881,928.36**	**$2,740,587.98**

MAXPRO FITNESS LLC

Statement of Cash Flows

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
OPERATING ACTIVITIES			
Net Income	-311,694.76	-1,249,612.79	$ -1,561,307.55
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
6000 A/R	37,387.92	-10,064.00	$27,323.92
7000 Inventory	376,587.96	-304,431.00	$72,156.96
7998 Prepaid Inventory	-362,746.92	226,529.36	$ -136,217.56
8006 Prepaid Insurance	32,931.89	30,866.99	$63,798.88
8007 Member Loan - Nezar	0.00		$0.00
Section 357 Inventory Adjustment	0.00	0.00	$0.00
Section 357 Prepaid Inventory Adjustment	-257,091.56	257,091.56	$0.00
StartEngine-Receivable	-24,360.53	24,360.53	$0.00
9002 Tooling Depreciation	98,698.68	144,953.90	$243,652.58
9500 A/P	68,669.18	515,762.57	$584,431.75
9503 Akeel Holdings LLC Loan	-1,802.34		$ -1,802.34
9505 AMEX Plum	2,300.00	2,386.00	$4,686.00
9509 Kickfurther	-126,105.23		$ -126,105.23
9509.1 Kickfurther:Kickfurther Interest	-8,568.70		$ -8,568.70
9508 Decathlon	0.00		$0.00
9508.1 Decathlon:Decathlon Interest	294,563.52	273,648.22	$568,211.74
9511 Shopify Capital	18,980.81	-18,980.81	$0.00
9511.1 Shopify Capital:Shopify Capital Interest	1,518.47	-1,518.47	$0.00
9512 JP Tech Loan	119,003.54	180,996.46	$300,000.00
9512.1 JP Tech Loan:JP Tech Loan Interest	5,950.18	-3,872.18	$2,078.00
9513 Shopify Capital # 2	422,000.00	-422,000.00	$0.00
9513.1 Shopify Capital # 2:Shopify Capital #2 Interest	46,420.00	-46,420.00	$0.00
9514 Shopify Capital #3		0.00	$0.00
9514.1 Shopify Capital #3:Shopify Capital #3 Interest		0.00	$0.00
9515 Shopify Capital #4		380,079.74	$380,079.74
9515.1 Shopify Capital #4:Shopify Capital #4 Interest		34,207.16	$34,207.16
9600 Customer Prepayments	-266,422.28	-90,993.55	$ -357,415.83
9601 Discount Accrual	-4,323.79	4,323.79	$0.00
9602 Fee Accrual	401.91	-6,942.85	$ -6,540.94
9603 Refunds Accrual	0.00	-425.84	$ -425.84
9700 Fulfillment Accrual	21,181.27	-2,382.00	$18,799.27
9704 Sales Tax Payable	54,120.20	10,490.65	$64,610.85
9705 Tooling Payable	-26,605.45	-36,789.55	$ -63,395.00
9706 Accrued Wages	-71,000.00		$ -71,000.00
9707 S/T N/P John Gunn	3,568.55	3,723.33	$7,291.88
9707.1 S/T N/P John Gunn:Jack Gunn Note Interest	0.00	1,613.18	$1,613.18
9708 JP Tech Amortized Payable		410,007.00	$410,007.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**455,257.28**	**1,556,220.19**	**$2,011,477.47**
Net cash provided by operating activities	**$143,562.52**	**$306,607.40**	**$450,169.92**
INVESTING ACTIVITIES			
9000 Amortized Tooling		0.00	-262,205.00	$ -262,205.00

MAXPRO FITNESS LLC

Statement of Cash Flows

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
9001 Non-Amortized Tooling	0.00	-3,730.00	$ -3,730.00
Section 357 Fixed Asset Adjustment	-647,573.00		$ -647,573.00
7999 Warehousing Security Deposit	0.00		$0.00
9100 Intellectual Property	0.00		$0.00
9100.1 Intellectual Property:Section 357 Intellectual Property Adjustment	-82,021.46		$ -82,021.46
Net cash provided by investing activities	**$ -729,594.46**	**$ -265,935.00**	**$ -995,529.46**
FINANCING ACTIVITIES			
9750 L/T N/P John Gunn	-85,814.99	-78,640.44	$ -164,455.43
0000 Retained Earnings	230,000.00		$230,000.00
0002 Partner Distributions-Nezar	0.00		$0.00
0003 Partner Contributions-Lex Cap LLC	-240,000.00		$ -240,000.00
0005 StartEngine	0.00		$0.00
Common Stock	187,878.00		$187,878.00
Common Stock:Discount on Shares	-34,408.00		$ -34,408.00
Net cash provided by financing activities	**$57,655.01**	**$ -78,640.44**	**$ -20,985.43**
NET CASH INCREASE FOR PERIOD	**$ -528,376.93**	**$ -37,968.04**	**$ -566,344.97**

MAXPRO FITNESS LLC

Profit and Loss by Month

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
Income			
1000 Gross Sales	7,906,215.44	8,535,906.57	$16,442,122.01
1900 Sales Tax Expense	-51,455.17	-2,258.43	$ -53,713.60
1997 Discounts	-341,485.50	-181,794.79	$ -523,280.29
1998 Fees	-481,230.91	-541,111.46	$ -1,022,342.37
1999 Refunds	-255,200.25	-486,651.00	$ -741,851.25
Total Income	**$6,776,843.61**	**$7,324,090.89**	**$14,100,934.50**
Cost of Goods Sold			
2000 Landed Cost	4,206,303.05	2,808,722.57	$7,015,025.62
2100 Fulfillment	639,137.78	858,893.46	$1,498,031.24
2103 Warranty	18,284.67	17,190.74	$35,475.41
2999 Inventory Variance	-136,366.47	139,857.00	$3,490.53
Cost of Goods Sold		257,091.56	$257,091.56
Total Cost of Goods Sold	**$4,727,359.03**	**$4,081,755.33**	**$8,809,114.36**
GROSS PROFIT	**$2,049,484.58**	**$3,242,335.56**	**$5,291,820.14**
Expenses			
3000 Advertising	2,380,943.54	2,334,383.70	$4,715,327.24
3100 Marketing	536,024.36	237,408.54	$773,432.90
3200 Research & Development	277,101.43	269,891.70	$546,993.13
3300 General & Administrative	1,248,284.47	882,672.75	$2,130,957.22
Total Expenses	**$4,442,353.80**	**$3,724,356.69**	**$8,166,710.49**
NET OPERATING INCOME	**$ -2,392,869.22**	**$ -482,021.13**	**$ -2,874,890.35**
Other Income			
9998 Miscellaneous Income	14,583.50	1,708.00	$16,291.50
Gain on Section 357 Transfer	2,765,990.57		$2,765,990.57
Management Fee Income	132,493.50		$132,493.50
Total Other Income	**$2,913,067.57**	**$1,708.00**	**$2,914,775.57**
Other Expenses			
9896 Suspense	0.00		$0.00
9897 Interest	589,186.93	619,964.08	$1,209,151.01
9898 Depreciation	98,698.68	144,953.90	$243,652.58
9899 Charitable contributions	11,514.00	4,381.68	$15,895.68
Managment Fee Expense	132,493.50		$132,493.50
Total Other Expenses	**$831,893.11**	**$769,299.66**	**$1,601,192.77**
NET OTHER INCOME	**$2,081,174.46**	**$ -767,591.66**	**$1,313,582.80**
NET INCOME	**$ -311,694.76**	**$ -1,249,612.79**	**$ -1,561,307.55**

NOTE 1 – NATURE OF OPERATIONS

MAXPRO FitTech,Inc was formed on 6/30/2023 ("Inception") in the State of Delaware. The financial statements of MAXPRO FitTech,Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rochester, MI.

MAXPRO FitTech,Inc designs and sells fitness equipment directly through consumers through it's website, MAXPROFITNESS.com and Amazon. The flagship product, the MAXPRO SmartConnect, uses cutting-edge technology to deliver a compact and portable fitness solution for all ranges of experience and abilities. The company also offers Bluetooth connectivity to it's immersive app that gives real time feedback and historical training data for users as well as a social network to connect to other MAXPRO users.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of December 31, 2024. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues when purchased (a) physical product is shipped to customers or (b) when service and use of phone application has been provided for one calendar month.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the previous 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has short and long-term debt obligations including

- Revenue based loan with Shopify Inc estimated to be paid in 2025
- Revenue based loan with Japan Plastics to be paid in March of 2025
- Revenue based loan with Decathlon Capital due in April of 2026
- Note payable to a former investor used for a share buyback that will mature in April of 2026
- Tooling payable used to amortize tooling costs with our major supplier, i-Tech

- Tooling payable used to amortize tooling costs with a new supplier, Japan Plastics

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company also has no material commitments or obligations at this time.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 42,000,000 shares of our common stock with par value of $1. As of 12/31/2024 the company has currently issued 40,187,878 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

2

We currently have a debt obligation to Japan Plastics Technologies Companies, Inc. which is wholly owned by the majority shareholder and CEO of MAXPRO FitTech, Inc Nezar Akeel. The company has also accrued research and development expenses for development of new product with Japan Plastics which have now been amortized into a Tooling Payable which will be paid as units are produced.

Additionally, the company currently rents office space from Akeel Holdings LLC which is also wholly owned by Nezar Akeel.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Preferred Stock		Common stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total Stockholders' Deficit
Inception	-	$ -	40,000,000	$ 40,000,000	$ -	$ -	$ 40,000,000.00
Issuance of founders stock	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	187,878	153,470	-	-	153,470
Net income (loss)	-	-	-	-	-	(2,511,739)	(2,511,739)
31-Dec-24	-	$ -	187,878	$ 40,153,470	$ -	$ (2,511,739)	$ 37,641,731

CERTIFICATION

 I, Nezar Akeel, Principal Executive Officer of Maxpro FitTech, Inc., hereby certify that the financial statements of Maxpro FitTech, Inc. included in this Report are true and complete in all material respects.

Nezar Akeel

CEO